ClearingBid, Inc.

(a Delaware Corporation)

Unaudited Consolidated Financial Statements

As of the years ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC

A New Jersey CPA Company

Consolidated Financial Statements

ClearingBid, Inc.

Table of Contents











Independent Accountant's Review Report

March 13, 2026
To: Board of Directors of ClearingBid, Inc.
Re: 2024-2023 Consolidated Financial Statement Review– ClearingBid, Inc.
San Francisco, CA

Financial Review of the Consolidated Financial Statements

We have reviewed the accompanying consolidated financial statements of ClearingBid, Inc., which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of ClearingBid, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
March 13, 2026

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

ClearingBid, Inc.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023
(Unaudited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 92,253	$2,392,044
Clearing deposit	25,840	25,088
Prepaid expenses	45,026	7,890
Total Current Assets	163,119	2,425,022
Noncurrent Assets		
Intangible assets	833,852	816,585
Platform	2,941,711	2,065,214
Total Noncurrent Assets	3,775,563	2,881,799
Total Assets	$ 3,938,682	$5,306,821
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 75,830	$ 74,900
Credit card liability	7,374	753
Accrued expenses	7,903	32,770
Total Current Liabilities	91,107	108,423
Long-Term Liabilities		
Convertible notes, related party	1,040,000	1,040,000
Accrued interest on convertible notes, related party	284,354	232,354
Total Long-Term Liabilities	1,324,354	1,272,354
Total Liabilities	1,415,461	1,380,777
Stockholders' equity		
Common stock, $0.0001 par value; 57,940,000 authorized; 8,679,878 and 8,612,378 issued and outstanding as of December 31, 2024 and 2023, respectively.	868	861
Additional paid-in capital - common stock	2,904,627	2,901,259
Preferred stock, $0.0001 par value; 18,000,000 authorized; 15,888,119 and 13,781,011 issued and outstanding as of December 31, 2024 and 2023, respectively.	1,589	1,378
Additional paid-in capital - preferred stock	4,397,496	3,197,707
SAFE notes	5,000,000	5,000,000
Additional paid-in capital - stock options	251,286	146,468
Accumulated deficit	(10,032,645)	(7,321,629)
Total Stockholders' Equity	2,523,221	3,926,044
Total Liabilities and Stockholders' Equity	$ 3,938,682	$5,306,821

The accompanying footnotes are an integral part of these financial statements.

ClearingBid, Inc.
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	44,646	110,527
General and administrative	1,424,729	1,511,454
Salaries and wages	1,032,793	683,183
Amortization	86,567	43,115
Share-based compensation	104,818	141,358
Total Operating Expenses	2,693,553	2,489,637
Other Income		
Interest income	34,537	165
Interest expense	(52,000)	(52,000)
Total Other Income (Expense)	(17,463)	(51,835)
Net Income (Loss)	$(2,711,016)	$(2,541,472)

The accompanying footnotes are an integral part of these financial statements.

ClearingBid, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Additional Paid in Capital - Common Stock	Preferred Stock		Additional Paid in Capital - Preferred Stock	SAFE notes	Additional Paid in Capital - Stock Options	Accumulated Deficit	Total Stockholders' Equity
	Shares	Value ($ par)		Shares	Value ($ par)					
Balance as of December 31, 2022	8,612,378	$ 861	$2,901,259	12,204,538	$ 1,220	$2,393,865	$ -	$ 5,110	$ (4,780,157)	$ 522,158
Issuance of SAFEs	-	-		-	-	-	5,000,000	-	-	5,000,000
Issuance of preferred stock	-	-	-	1,576,473	158	803,842	-	-	-	804,000
Share-based compensation	-	-	-	-	-	-	-	141,358		141,358
Net loss	-	-	-	-	-	-	-	-	(2,541,472)	(2,541,472)
Balance as of December 31, 2023	8,612,378	$ 861	$2,901,259	13,781,011	$ 1,378	$3,197,707	$5,000,000	$ 146,468	$ (7,321,629)	$ 3,926,044
Issuance of common stock	67,500	7	3,368	-	-	-	-	-	-	3,375
Issuance of preferred stock	-	-	-	2,107,108	211	1,199,789	-	-	-	1,200,000
Share-based compensation	-	-	-	-	-	-	-	104,818	-	104,818
Net loss	-	-	-	-	-	-	-	-	(2,711,016)	(2,711,016)
Balance as of December 31, 2024	8,679,878	$ 868	$2,904,627	15,888,119	$ 1,589	$4,397,496	$5,000,000	$ 251,286	$(10,032,645)	$ 2,523,221

The accompanying footnotes are an integral part of these financial statements.

ClearingBid, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (2,711,016)	$ (2,541,472)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Share-based compensation	104,818	141,358
Amortization	86,567	43,115
Changes in operating assets and liabilities:		
Clearing deposit	(752)	(19,989)
Prepaid expenses	(37,136)	(7,890)
Accounts payable	930	43,080
Credit card liability	6,621	(57,984)
Accrued expenses	(24,868)	27,708
Accrued interest on convertible notes	52,000	52,000
Net cash used in operating activities	(2,522,836)	(2,320,074)
Cash Flows from Investing Activities		
Intangible asset	(103,834)	(463,225)
Platform	(876,497)	(678,032)
Net cash used in investing activities	(980,331)	(1,141,257)
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	3,375	-
Proceeds from issuance of preferred stock	1,200,000	804,000
Proceeds from issuance of SAFEs	-	5,000,000
Net cash provided by financing activities	1,203,375	5,804,000
Net change in cash and cash equivalents	(2,299,792)	2,342,670
Cash and cash equivalents at beginning of year	2,392,044	49,375
Cash and cash equivalents at end of year	$ 92,252	$ 2,392,045
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

ClearingBid, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 5, 2012. The Company operates a public offering network that developed a price discovery tool designed to identify the true market price of securities and provide broad, democratized distribution where individual and institutional investors can participate in the new issue process. The Company's platform is intended to facilitate transparent and efficient capital formation by connecting issuers with a wider base of investors.

The Company's headquarters are located in San Francisco, California.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, ClearingBid Markets Inc. (collectively referred to as the "Company," "we," "us," or "our"). All intercompany balances and transactions have been eliminated in consolidation.

Subsidiary

The Company holds a 100% ownership interest in ClearingBid Markets Inc. ("Subsidiary"), which was incorporated in the State of Delaware on March 20, 2015. The Subsidiary primarily engages in private placement activities and provides advisory services related to securities offerings. ClearingBid Markets Inc. is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of amortization expense and share-based compensation expense.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2024 and 2023, the Company had total cash and cash equivalents amounting to $92,253 and $2,392,044, respectively.

Clearing Deposit

The statement of financial condition includes a clearing deposit of $25,000 that the Company maintains with its clearing broker. For the year ended December 31, 2024, the Company did not engage in any trading activities. As of December 31, 2024 and 2023, the Company had clearing deposit amounting to $25,840 and $25,088, respectively.

Prepaid Expenses

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments. As of December 31, 2024 and 2023, the Company had prepaid and other current assets of $45,026 and $7,890, respectively.

Intangible Assets – Patents

Patents are recorded at cost and are included within intangible assets in the accompanying balance sheets. The cost of patents includes amounts paid to acquire the patent and other expenditures directly attributable to securing the legal rights associated with the patent.

Patents are considered finite-lived intangible assets and are amortized on a straight-line basis over their estimated useful life of 20 years, which approximates the legal life of the patent. Amortization expense is recognized within operating expenses in the statements of operations.

The Company evaluates patents for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such indicators are present, the Company assesses recoverability by comparing the carrying value of the patent to the estimated undiscounted future cash flows expected to result from its use and eventual disposition. If the carrying amount exceeds the expected future cash flows, an impairment loss is recognized to the extent the carrying value exceeds the asset's fair value.

Software Development – Platform

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Accounts Payable

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $75,830 and $74,900 as of December 31, 2024 and 2023, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These include routine operating expenses. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $7,903 and $32,770 as of December 31, 2024 and 2023, respectively.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company follows these steps in recognizing revenue from its contracts with customers:

       Step 1: Identify the contract with the customer
       Step 2: Identify the performance obligations in the contract
       Step 3: Determine the transaction price
       Step 4: Allocate the transaction price to the performance obligations
       Step 5: Recognize revenue as the Company satisfies a performance obligation

Placement Fees

Revenues from placement fees are the Company's only revenue stream and are recorded in accordance with the terms of the service agreements. These agreements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. The Company believes that the transaction date is the appropriate point in time to recognize revenue from placement transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the benefit of the transaction at that point. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the Customer.

In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2024 and 2023, the Company had advertising and marketing expense amounting to $44,646 and $110,527, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, as required by ASC 740, *Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for net operating loss ("NOL") and tax credit carryforwards. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of currently due taxes plus deferred taxes related primarily to differences between assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has incurred taxable losses since inception and, accordingly, no provision for income taxes has been recorded for the years ended December 31, 2024 and 2023.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company has evaluated its tax positions under ASC 740-10 and concluded that there are no material uncertain tax positions as of December 31, 2024 and 2023. The Company does not anticipate any significant changes to uncertain tax positions within the next 12 months.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PATENTS

The Company capitalized expenses related to patents and amortizes the expense over a 20-year useful life. On December 31, 2024, and 2023 the balance consists of the following:

	2024	2023
Patent	1,025,193	921,359
Accumulated Amortization	(191,341)	(104,774)
Total	$ 833,852	$ 816,585

For the years ended December 31, 2024, and December 31, 2023, the Company had $86,567 and $43,115 of amortization expenses, respectively.

NOTE 4 – SOFTWARE DEVELOPMENT – PLATFORM

During the years ended December 31, 2024 and 2023, the Company capitalized software development costs related to the Company's platform of $2,941,711 and $2,065,214, respectively (see Note 2). The Company has not begun to amortize the balance as the platform has not become available for general release to customers. Management evaluated the capitalized software costs for impairment and determined that no impairment indicators were present as of December 31, 2024 and 2023.

NOTE 5 – RELATED PARTY

Convertible Notes, Related Party

From time to time, the Company enters into demand convertible promissory notes with Matt Venturi, the Company's founder and Chief Executive Officer. These notes accrue interest at a rate of 5% per annum. All unpaid principal and accrued interest are due and payable upon demand by the holder at any time after the loan date.

The notes automatically convert upon the occurrence of a qualified financing of at least $3,500,000. Upon conversion, the notes convert into equity securities at a 20% discount to the price paid by investors in the qualified financing and are subject to a valuation cap of $10,000,000.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

As of December 31, 2024 and 2023, the Company had outstanding convertible promissory notes payable to the related party totaling $1,040,000. Accrued interest related to these notes totaled $284,354 and $232,354 as of December 31, 2024 and 2023, respectively. The convertible promissory notes and related accrued interest are presented as related party liabilities in the accompanying consolidated balance sheets.

Related Party Equity Ownership

Matt Venturi, the Company's founder and Chief Executive Officer, is considered a related party. As of December 31, 2024 and 2023, Mr. Venturi held 750,025 shares of the Company's common stock, which were issued for total consideration of $300. In addition, Mr. Venturi held 7,800,000 shares of Series Seed Preferred Stock as of December 31, 2024 and 2023, which were issued for total consideration of $150,000.

NOTE 6 – INCOME TAXES

The Company is taxed as a C Corporation. The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns.

The Company files U.S. federal and applicable state income tax returns. For the years ended December 31, 2024 and 2023, the Company reported no taxable income, and accordingly no provision for income taxes was recorded in the accompanying financial statements.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that no uncertain tax positions requiring recognition or disclosure exist as of December 31, 2024 and 2023.

NOTE 7 – EQUITY

Common Stock and Preferred Stock

As of December 31, 2023, the Company was authorized to issue 30,000,000 shares of common stock and 18,000,000 shares of preferred stock, each with a par value of $0.0001 per share. The preferred stock consisted of 8,000,000 shares designated as Series Seed Preferred Stock and 10,000,000 shares designated as Series A Preferred Stock.

On July 9, 2024, the Company amended and restated its Certificate of Incorporation to increase the total authorized number of shares of capital stock to 90,157,079 shares, consisting of 57,940,000 shares of common stock and 32,217,079 shares of preferred stock, each with a par value of $0.0001 per share. The authorized preferred stock consists of 7,800,000 shares designated as Series Seed Preferred Stock, 5,981,011 shares designated as Series A Preferred Stock, 5,267,778 shares designated as Series B Preferred Stock, and 13,168,290 shares designated as Series B-1 Preferred Stock.

The common stock issued and outstanding as of December 31, 2024 and 2023 were 8,679,878 and 8,612,378, respectively. As of December 31, 2024, the Company had 7,800,000 shares of Series Seed Preferred Stock, 5,981,011 shares of Series A Preferred Stock, and 2,107,108 shares of Series B Preferred Stock issued and outstanding. As of December 31, 2023, the Company had 7,800,000

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

shares of Series Seed Preferred Stock and 5,981,011 shares of Series A Preferred Stock issued and outstanding.

As of December 31, 2024 and 2023, Matt Venturi, the Company's founder and Chief Executive Officer, held 750,025 shares of common stock and 7,800,000 shares of Series Seed Preferred Stock of the Company. These shares were issued for total consideration of $300 and $150,000, respectively. Mr. Venturi is considered a related party of the Company.

Simple Agreement for Future Equity (SAFE)

In 2023, the Company entered into Simple Agreements for Future Equity ("SAFE") to raise capital. Under these agreements, investors provide funding to the Company in exchange for the right to receive shares of the Company's preferred stock upon the occurrence of a future equity financing.

The SAFE instruments include a post-money valuation cap of $18,000,000. Upon the closing of a qualifying equity financing, the SAFE will automatically convert into shares of the Company's preferred stock at a conversion price determined in accordance with the terms of the agreement. In the event of a liquidity event, the investor is entitled to receive proceeds equal to the greater of the purchase amount or the amount payable based on the conversion terms of the SAFE. The SAFE instruments do not bear interest and do not have a maturity date.

The SAFE instruments are classified as equity because they do not represent a debt obligation and do not contain a maturity date or mandatory redemption feature. As of December 31, 2024 and 2023, the aggregate balance of SAFE notes outstanding amounted to $5,000,000.

NOTE 8 – EQUITY-BASED COMPENSATION

In 2012, the Company adopted its 2012 Equity Incentive Plan (the "Plan"), which provides for the granting of stock options to employees, directors, consultants, and other individuals providing services to the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options ("NSOs").

As of December 31, 2024, a total of 4,985,000 shares of common stock were authorized for issuance under the Plan. As of that date, 4,917,500 stock options were issued and outstanding, and no shares remained available for future issuance under the Plan.

Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.
Stock options granted under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices for options granted under the Plan range from $0.05 to $0.44 per share of common stock.

In 2024, the Company adopted its 2024 Equity Incentive Plan (the "2024 Plan"), which provides for the granting of stock options to employees, directors, consultants, and other individuals providing services to the Company.

As of December 31, 2024, a total of 6,863,347 shares of common stock were authorized for issuance under the 2024 Plan. As of that date, 4,700,000 stock options were issued and outstanding, and 2,163,347 shares remained available for future issuance under the Plan.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Stock options granted under the 2024 Plan generally expire 10 years from the date of grant, or earlier if the option holder's services are terminated. The exercise price for options granted under the Plan is $0.42 per share of common stock.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the year ended December 31, 2024 and 2023 were as follows:

	2024	2023
Expected volatility	65%	65%
Risk-free interest rate	5.07%	5.07%
Dividend rate	0%	0%
Expected term (in years)	2	2

Total stock-based compensation expense for stock awards recognized during the year ended December 31, 2024 and 2023 were $104,818 and $141,358, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going-concern basis. The Company began operation in 2012 and has incurred recurring losses and negative operating cash flows. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

CLEARINGBID, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 11 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company intends to offer (the "Crowdfunded Offering") the sale of up to $618,000 in Simple Agreements for Future Equity ("SAFEs"). The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended, in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Issuance of Series B Preferred Stock

In 2025, the Company issued 2,107,108 shares of Series B preferred stock for total proceeds of $725,000.

Issuance of Demand Promissory Note

Subsequent to December 31, 2024 and through the date of issuance of these financial statements, the Company issued four demand promissory notes with an aggregate principal amount of $205,000, of which $55,000 was issued to a related party.

Management's Evaluation

Management has evaluated subsequent events through March 13, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.